Exhibit 12.2 Statements Re: Computation of Ratios

POTOMAC ELECTRIC POWER COMPANY

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)

Earnings
Net income for common stock	$187	$171	$150	$126	$99
Preferred stock dividend	—	—	—	—	—
(Income) loss from equity investees	—	—	—	—	—
Minority interest loss	—	—	—	—	—
Income tax expense	98	92	79	48	36

Pre-tax income for common stock	285	263	229	174	135
Add: Fixed charges*	137	128	121	113	111
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$422	$391	$350	$287	$246

*Fixed Charges Interest on long-term debt	$125	$116	$109	$101	$97
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	5	5	5	5	4
Interest component of rentals	7	7	7	7	10
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$137	$128	$121	$113	$111

Ratio of earnings to fixed charges (a)	3.08	3.05	2.89	2.54	2.22

(a)	Pepco has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.